UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

	By:	/s/ Ruennsheng Allen Wang
	Name:	Ruennsheng Allen Wang
	Title:	Chief Executive Officer

Date: March 20, 2009

Exhibit Index

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR

THE FOURTH QUARTER AND FULL YEAR 2008

Full Year Revenues of US$350.9 million, an Increase of 49.4% from 2007; Annual Shipments of

107.2 MW Represents a Year-over-Year Growth of 44.9%.

Nanjing, China – March 19th, 2009 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the fourth quarter and full year 2008.

Full Year Financial Results

•	Revenues increased 49.4% to US$350.9 million from US$234.9 million in 2007.

•	Gross profit for 2008 was US$15.5 million, a decline from US$18.0 million in 2007. Gross margin was 4.4% compared to 7.7% in 2007.

•

Adjusted non-GAAP net loss, which excludes share-based compensation and change in fair value of foreign currency derivative loss of US$9.9 million, was US$9.4 million, compared to non-GAAP net loss of US$5.0 million in 2007. GAAP net loss was US$22.5 million as the Company was impacted by the global financial crisis during the second half of 2008.

•

Adjusted non-GAAP net loss per ADS, which excludes share-based compensation and change in fair value of foreign currency derivative loss, was US$0.24 both on basic and diluted basis, compared to a non-GAAP net loss of US$0.16 in 2007. GAAP net loss per ADS was US$0.57 both on basic and diluted basis.

Fourth Quarter Financial Results

•

Revenues were US$43.2 million, representing a 39.6% and 63.7% decrease compared to the fourth quarter of 2007 and the third quarter of 2008, respectively; revenues generated from solar cell sales were US$40.5 million, representing a 40.2% and 64.3% decrease compared to the fourth quarter of 2007 and the third quarter of 2008, respectively.

•

Gross loss was US$14.3 million compared to gross profit US$4.6 million and gross profit US$11.1 million during the fourth quarter of 2007 and the third quarter of 2008, respectively. Gross margin was negative 33.1%, compared to 6.4% and 9.3% during the fourth quarter of 2007 and the third quarter of 2008, respectively. Gross margin excluding inventory provision was negative 8.5%, in line with expectations announced in February.

•

Adjusted non-GAAP net loss, which excludes share-based compensation and change in fair value of foreign currency derivative loss of US$9.0 million, was US$16.6 million, compared to non-GAAP net loss of US$2.1 million and non-GAAP net income of US$2.0 million in the fourth quarter of 2007 and the third quarter of 2008, respectively. GAAP net loss was US$26.3 million, including a US$10.6 million inventory provision.

•

Adjusted non-GAAP net loss per ADS, which excludes share-based compensation and change in fair value of foreign currency derivative loss, was US$0.42 on both basic and diluted basis, compared to a non-GAAP net loss of US$0.05 and a non-GAAP net income of US$0.05per ADS in the fourth quarter of 2007 and the third quarter of 2008, respectively. GAAP net loss per ADS was US$0.66 on both basic and diluted basis.

•	Operating cash flow in the fourth quarter was positive US$1.7 million.

•

During the fourth quarter of 2008, China Sunergy conducted open market repurchases of its 4.75% Convertible Senior Notes due 2013. Through December 31, 2008, China Sunergy repurchased US$6.5 million aggregate principal amount of the convertible notes for a total cash consideration of US$2.0 million. As a result, China Sunergy realized a net gain of US$4.5 million

*	Please refer to “Reconciliation Tables of GAAP to adjusted Non-GAAP Figures” at the end of this press release.

Commenting on the results, Dr. Allen Wang, CEO of China Sunergy, said:

“China Sunergy has faced the same unprecedented and volatile environment as many of our peers across the solar sector, as a result of the ongoing global financial crisis. The severe pressure we initially experienced in September have persisted, as reflected by our lower than anticipated financial results including our negative gross margin and a higher than expected net loss. In the past months, we have experienced cancellation or postponement of orders, even as we reduced the selling price of our products significantly in response to market conditions. Although our recent financial results have been drastically impacted, we shipped 45 percent more solar cells in 2008 than in 2007 and remained cash flow positive at an operational level. We expect conditions to remain difficult in the coming quarter, however we retain our belief and confidence that our advanced solar cell offerings, coupled with our R&D, engineering and manufacturing capabilities will ensure the Company fulfills its long-term potential.”

Operational Highlights

•

Full year production of 111.0 MW of solar cells represented a 38.2% increase compared to 80.3 MW in 2007. Fourth quarter production of 20.1 MW of solar cells represented a 9.9% decrease on a year-over-year basis and a 43.7% decrease sequentially, as the Company proactively reduced production given the demand environment.

•

Shipments of solar power products amounted to approximately 107.2 MW in 2008, representing a 44.9% increase from 74.0MW in 2007. Shipments in the fourth quarter amounted to approximately 14.1 MW, representing a 39.2% decrease on a year-over-year basis and a 58.7% decrease sequentially, as shipments were impacted by reduced downstream demand given the rapid decline in the availability of solar project financing.

•	Shipments of high efficiency cells (defined as any cells with a conversion efficiency rate of over 17%) during the fourth quarter of

2008 amounted to 6.5MW, or 46.1% of total solar cell shipments, comparing with 11.1 MW, or 34.0% of total solar cell shipments, during the third quarter of 2008. The Company will continue to focus on its high efficiency products to benefit from their increased margins and customer preference.

•	The Company has recently entered into several important sales and framework agreements with a diverse client base.

•

A supply of between 10MW and 30MW of solar cells in 2009 to asola Advanced and Automotive Solar System GmbH (“asola”), a German solar module manufacturing company. China Sunergy also entered into a 10-year framework agreement with asola the potential delivery of up to 480MW of solar cells from 2009 to 2018.

•	The supply of 22MW of solar cells in 2009 to Solarwatt AG, a leading manufacturer of solar modules in Germany.

•	A supply agreement for 12MW of multi-crystalline solar cells in 2009 to Ajit Solar Pvt Ltd (“Ajit Solar”), a privately-owned module manufacturer based in Jaipur, India.

•	The supply of between 20MW to 25MW of solar cells in 2009 to a U.S. based manufacturer of photovoltaic products, utilizing wafers procured from that manufacturer.

•

China Sunergy established its European headquarters in Munich, Germany in June 2008, and has recently increased its European sales force, enhancing its sales and marketing capabilities throughout Europe.

“The solar sector will continue to be impacted by the broader, macro economic climate leading to reduced ASP and market demand,” continued Dr. Wang. “To mitigate these challenges, which we believe are likely to remain in the near future, the Company has been actively negotiating for lower raw material costs and continuing to focus on developing advanced, high efficiency cells while realizing our sales strategy of actively targeting more diverse solar markets within Europe, the U.S. and Asia. Despite the challenging financing environment, we continued to secure sales agreements both in the fourth quarter and more recently, and we remain optimistic about our long-term prospects and the growth of China Sunergy.”

Recent Technological Developments

China Sunergy continued to make important progress with the production and development of its high efficiency cells.

•

Average selective emitter (“SE”) mono-crystalline cell conversion efficiency was 17.3% in the fourth quarter of 2008. Mono-crystalline cells produced on the HP lines achieved an average conversion efficiency rate of approximately 16.8%.

•

The installation of four new selective emitter cell production lines was completed at the end of November, bringing the total number of SE lines to five as of the end of 2008. Given any specific quality of wafer, SE cells can not only generally achieve higher conversion efficiencies than P and HP-type cells, but also display greater wafer quality tolerance.

•

China Sunergy has successfully tested multi-crystalline wafers on one SE production line, resulting in selective emitter multi-crystalline (“SEM”) cells. These new cells have a 16.5% average conversion efficiency, with some test lots reaching 17%, compared to the normal 15.7% for P-Type multi-crystalline cells. Given the popularity of high efficiency multi-crystalline cells and that the conversion of SE lines to multi-crystalline capability requires minimal time and capital expenditure, the Company aims to start commercial production in the second quarter of 2009.

•

Three of the four HP cell lines were refurnished, enabling multi-crystalline wafers to be used in these lines. This allows the Company more flexibility in both the procurement of raw materials and the product offering.

•

At the end of 2008, the Company had five SE cell lines, four HP lines, three capable of using multi-crystalline and mono-crystalline wafers, and one normal P-type line for multi-crystalline cells for a total name-plate capacity of 320MW.

•

China Sunergy’s N-type cell consistently achieved an average efficiency of over 19% at the laboratory level during the quarter. However, due to the capital requirements of an N-type production line and a new priority regarding the SEM opportunity, the Company now anticipates production beginning in the first half of 2010.

Fourth Quarter & Full Year 2008 Financial Review

Revenues, Shipment and Production

Revenues in 2008 grew 49.4% to US$350.9 million, compared to US$234.9 million in 2007. During the fourth quarter of 2008, revenues decreased 39.6% on a year-over-year basis, and 63.7% sequentially to US$43.2 million.

Sales from solar cells, modules, cells processed under OEM arrangements, and other sales during the year accounted for 95.0%, 3.1%, 0.8%, and 1.1% of total revenue respectively. Shipments for the year, including 2.6MW for module sales, amounted to approximately 107.2 MW, compared to 74.0MW during 2007. For the fourth quarter, sales from solar cells, modules, cells processed under OEM arrangements and other sales accounted for 93.8%, 0%, 0.7% and 5.5% of total revenues, respectively. Shipments, including 0.5 MW of solar cells processed under OEM arrangements, amounted to approximately 14.1 MW, compared to 23.2 MW during the fourth quarter of 2007 and 34.1 MW during the third quarter of 2008.

During 2008 the Company increased its sales of core cell products by 63.2% to US$333.4 million, while for the fourth quarter, quarter-on-quarter sales of solar cell products declined by 64.3% as compared to the previous quarter.

The percentage of solar cell sales in overseas markets of total solar cell sales increased to 42.9% in 2008 from 38.3% in 2007. These sales were 56.4% in the fourth quarter of 2008 compared to 40.6% and 45.1% in the fourth quarter of 2007 and the third quarter of 2008, respectively.

Gross Profit/Loss, Gross Margins and Average Selling Price (“ASP”)

Gross profit for the year was US$15.5 million, a decline from US$18.0 million in 2007, and gross margin of 4.4% compared to 7.7% in 2007. Gross loss for the quarter was US$14.3 million, which led to a blended gross margin of negative 33.1%, down from 9.3% in the previous quarter, mainly due to US$10.6 million of inventory provision.

Blended ASP was US$3.32 per watt during 2008 compared to US$2.92 per watt during 2007, and during the fourth quarter it declined from US$3.48 per watt in the previous quarter to US$2.97 per watt, mainly as a result of the decline in sales price following the start of the global financial crisis in September 2008. The blended ASP for the fourth quarter of 2007 was US$3.02.

Wafer Costs

Wafer costs continued to account for a large portion of overall manufacturing costs. In 2008, wafer costs rose to US$2.78 per watt compared to US$2.43 per watt in 2007. Wafer costs per watt as a percentage of total production costs per watt rose from 89.9% in 2007 to 90.2% in 2008 due to the rising wafer spot price in the first eight months of 2008. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.30 per watt in 2008.

In the fourth quarter of 2008, blended wafer costs as reported declined to US$2.74 per watt compared to US$2.87 per watt in the third quarter of 2008. Although the spot price of wafers declined more significantly during the quarter, this blended cost included existing wafer inventory, which was already purchased at higher cost earlier in 2008. As existing inventory is utilized, the Company will be able to benefit from the reduced spot market pricing of wafers. Wafer costs per watt as a percentage of total production costs per watt declined from 91.1% in the third quarter of 2008 to 86.3% in the fourth quarter of 2008, due to the rapid wafer cost decrease. Other production costs for the quarter, were US$0.43 per watt compared to US$0.28 in the third quarter of 2008, mainly due to the decreased production volume.

SG&A, Operating Profit/Loss and Net Income/Loss

Our SG&A expenses were US$20.1 million for 2008, compared to US$15.3 million in 2007, which included share based compensation charge US$3.2 million and US$0.5 million, respectively. SG&A expenses in the fourth quarter of 2008 were US$5.7 million, compared to US$5.3 million in the fourth quarter of 2007 and US$4.9 million sequentially, which included share based compensation charge US$0.6 million, US$0.1 million, and US$0.9 million, respectively.

The Company incurred an operating loss of US$6.5 million for 2008. This compares to an operating profit of US$0.2 million in 2007. Loss from operations was US$20.4 million for the fourth quarter, compared to an operating loss of US$1.2 million and an operating profit of US$5.7 million for the fourth quarter of 2007 and the third quarter of 2008, respectively.

Interest expense for the fourth quarter 2008 was US$2.4 million, compared to US$2.0 million for the fourth quarter of 2007 and US$2.1 million for the third quarter of 2008, respectively. The increase was attributable to the change in accounting treatment for the issuance costs of those convertible bonds which were bought back in December 2008.

Full year net loss was US$22.5 million, compared to net loss of US$4.9 million in 2007, due to poor business conditions in the fourth quarter. GAAP basic and diluted net loss attributable to holders of ordinary shares was US$0.57 per ADS in 2008 compared to a GAAP basic and diluted net loss of US$0.21 per ADS in 2007.

In the fourth quarter, the Company reported a net loss of US$26.3 million, due mainly to a significant increase in inventory provisions of US$10.6 million as well as a US$9.0 million change in the fair value of foreign currency derivatives, both of which were not cash related. This compares to a net income of US$0.2 million in the previous quarter and a net loss of US$2.3 million in the fourth quarter of 2007.

Non-GAAP net loss, which excludes share-based compensation and change in fair value of foreign currency derivative loss, was US$16.6 million in the fourth quarter of 2008, compared to net loss of US$2.1 million and net income of US$2.0 million in the fourth quarter of 2007 and the third quarter of 2008, respectively. Non-GAAP net loss for the year, which excludes share-based compensation and change in fair value of foreign currency derivative loss of US$9.9 million, was US$9.4 million, compared to non-GAAP net loss of US$5.0 million in 2007. GAAP net loss for the full year was US$22.5 million mainly due to the poor fourth quarter financial results.

The non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow

As of December 31, 2008, the Company had cash and cash equivalents of US$94.8 million. Net operating cash inflow for 2008 was US$91.7 million and US$1.7 million for the fourth quarter. Depreciation and amortization was US$5.8 million and US$1.8 million for the year and fourth quarter respectively, with capital expenditures were of US$48.8 million for 2008 and US$13.4 million for the fourth quarter. The capital expenditures were largely payments for land use rights in Shanghai and equipment relating to the Company’s selective emitter cell lines.

Commenting on the financial results, Kenneth Luk, CFO of China Sunergy, said:

“China Sunergy achieved lower than expected financial results in the fourth quarter due to the ongoing global financial crisis. We recorded a gross margin of negative 33.1% mainly attributable to inventory write down, and a net loss of US$26.3 million which included foreign currency derivative losses incurred in the fourth quarter. However, since the majority of losses were not cash related we remained cash flow positive at the operational level, and had cash and cash equivalents of US$94.8 million at the end of the year.”

“The first quarter has not been encouraging for a rapid near-term recovery, as we have seen weak performance primarily due to continued poor demand and decline in ASP. However, we do anticipate our first quarter demonstrating both operational and financial improvement over the fourth quarter of 2008. China Sunergy will take all precautionary and necessary steps to successfully navigate through these uncertain times as we look to continue signing new sales agreements, expand into new markets and carefully monitor and reduce our supply costs as we monetize our impressive R&D capabilities.”

Outlook & Selected Company Objectives

Entering 2009, China Sunergy will focus on the following key business strategies during the year:

•

Extend industry leadership in high efficiency cells. The Company aims to achieve increased efficiency throughout the year, with average SEM cell efficiency of 16.8% and increasing improvement in existing selective emitter and HP cells. The Company will also work to ensure production level N-type efficiency will remain above 19% when introduced in 2010. China Sunergy has already seen conversion efficiency of its products increased by 0.2% overall in the first two months of 2009, compared with the 2008 average.

•	Improve internal operational efficiencies to reduce conversion costs to US$0.22 per watt, while enhancing yield by 5% to the mid-90% level.

•	Take advantage of current wafer price environment and exact greater control over incoming wafer quality while establishing stable and long-term relationships with high quality suppliers.

•	Diversify customer coverage, through the greater saturation of existing markets and the penetration of new geographies.

•	Offer differentiated products and services through advanced design, research and manufacturing capabilities.

As the Company pursues these strategies, the economic environment will impact China Sunergy more than originally anticipated in the near term, especially in the first quarter of 2009. A slowdown of orders as a result of the weak credit environment and an ongoing decline in ASP have affected the Company’s gross margin and will continue in the first quarter of 2009.

Taking into account the above strategies, blended with declining ASP, requests for re-pricing, a decrease in demand volume and a destocking of relatively expensive, previously purchased wafers, the Company believes the gross margin for the first quarter will remain negative, but overall financial and operational results should be better than the fourth quarter of 2008.

For the full year of 2009, the Company believes that demand exists although is limited by the current economic situation. China Sunergy will focus on maintaining the recent momentum seen by the Company with regards to signing agreements while proceeding cautiously on supply procurement and capital expenditure. Given current trends, the Company believes that it will achieve gross margins of 15% to 20% for the second half of 2009. For the full year, China Sunergy expects shipments of 150MW to 200MW.

Additional Company Updates

China Sunergy recently announced the resignation of CFO Kenneth Luk effective March 31, 2009, who will return to Hong Kong for family reasons. Mr. Luk has served as CFO of China Sunergy since December 17, 2007. He will remain available in an advisory capacity to the Company for a certain period of time after his resignation becomes effective, and the Company is currently undergoing a search for a new CFO.

Quarterly Earnings Conference Call Details

China Sunergy will host an earnings conference call at 5:00am (Pacific Time) / 8:00am (Eastern Time) / 8:00pm (Beijing/Hong Kong) on March 19th, 2009. The management team will be on the call to discuss results and business highlights of the quarter and full year.

The dial-in details for the live conference call are as follows:

U.S toll free number: +1.800.260.8140

International: +1.617.614.3672

Passcode: 21001471

For those who cannot access the live broadcast, a replay will be available online and from two hours after the end of the call until April 3rd, 2009. Please dial:

U.S toll free number: +1-888-286-8010

International: +1-617-801-6888

Passcode: 13065814

A webcast of the call and replay with be available online at http://www.chinasunergy.com.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy’s consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company expects to provide net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss is that these non-GAAP measures exclude the share-based compensation and change in fair value of foreign currency derivative loss that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For further information contact:

Financial Dynamics

Peter Schmidt: peter.schmidt@fd.com

Phone: + (86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007
Sales to third parties	27,916	102,006	66,256
Sales to related parties	15,289	17,031	5,241

Total sales	43,205	119,037	71,497

Cost of goods sold	(57,513)	(107,987)	(66,888)

Gross profit (loss)	(14,308)	11,050	4,609

Operating expenses:
Selling expenses	(1,290)	(582)	(571)
General and administrative expenses	(4,439)	(4,319)	(4,771)
Research and development expenses	(386)	(431)	(449)

Total operating expenses	(6,115)	(5,332)	(5,791)

Income/(Loss) from operations	(20,423)	5,718	(1,182)
Interest expense	(2,428)	(2,081)	(2,027)
Interest income	497	408	456
Other income/(expenses), net	2,463	(3,728)	32
Changes in fair value of derivatives	(9,016)	(848)	—

Income/(Loss) before income tax	(28,907)	(531)	(2,721)
Income tax (expense) benefit	2,634	742	467

Net income/(loss)	(26,273)	211	(2,254)
Net income/(loss) attributable to ordinary shareholders	(26,273)	211	(2,254)

Net income/(loss) per ADS
Basic	($0.66)	$0.01	($0.06)
Diluted	($0.66)	$0.01	($0.06)

Weighted average ADS outstanding
Basic	39,759,696	39,737,547	39,555,463
Diluted	39,759,696	40,392,139	39,555,463

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the Year Ended December 31
	2008	2007
Sales to third parties	297,299	224,316
Sales to related parties	53,621	10,592

Total sales	350,920	234,908

Cost of goods sold	(335,454)	(216,881)

Gross profit	15,466	18,027

Operating expenses:
Selling expenses	(3,324)	(1,644)
General and administrative expenses	(16,779)	(13,664)
Research and development expenses	(1,871)	(2,555)

Total operating expenses	(21,974)	(17,863)

Income/(Loss) from operations	(6,508)	164
Interest expense	(8,069)	(7,394)
Interest income	1,665	1,577
Other income/(expenses), net	(2,268)	93
Changes in fair value of derivatives	(9,864)	—

Income/(Loss) before income tax	(25,044)	(5,560)
Income tax (expense) benefit	2,583	705

Net income/(loss)	(22,461)	(4,855)
Dividend on Series A redeemable convertible preferred shares		(155)
Dividend on Series B redeemable convertible preferred shares		(330)
Dividend on Series C redeemable convertible preferred shares		(233)

Net income/(loss) attributable to ordinary shareholders	(22,461)	(5,573)

Net income/(loss) per ADS
Basic	($0.57)	($0.21)
Diluted	($0.57)	($0.21)

Weighted average ADS outstanding
Basic	39,679,982	30,860,960
Diluted	39,679,982	30,860,960

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007
Assets
Current Assets
Cash and cash equivalents	94,800	122,099	60,458
Restricted cash	62,400	56,690	23,473
Accounts Receivable (net)	9,448	16,156	26,817
Other receivable (net)	11,531	11,330	16,316
Inventories	59,125	41,046	56,092
Advance to suppliers	7,320	34,178	79,912
Amount due from related companies	18,583	17,788	2,112
Current deferred tax assets	1,927	430	527

Total current assets	265,134	299,717	265,707
Prepayments for equipment	173	5,498	7,535
Property, plant and equipment, net	102,609	87,658	45,394
Long-term defferred assets	1,379	1,418	—
Land use rights	6,441	2,144	2,179
Deferred tax assets	1,512	262	329
Restricted cash- Collateral account	17,502	31,416	—
Convertible bond issuance cost	3,451	3,757	—

Total assets	398,201	431,870	321,144

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	97,299	103,398	121,841
Accounts payable	29,099	15,333	7,157
Notes payable	14,631	14,666	—
Accrued expenses and other current liabilities	4,640	4,975	2,344
Advance from customers	706	1,789	4,893
Amount due to related companies	247	1,176	8
Income tax payable	—	292	—

Total current liabilities	146,622	141,629	136,243
Collateral account payable	17,502	31,416	—
Derivative liability	9,058	851	—
Other liabilities	1,187	999	1,053
Convertible bond payable	48,099	55,147	—

Total liabilities	222,468	230,042	137,296

Minority Interest	299	299	—

Shareholders’ equity

Ordinary shares: US$0.0001 par value; 267,766,443 and 237,332,777 shares issued outstanding as of December 31, 2008 and December 31, 2007, respectively	27	27	24
Additional paid-in capital	182,070	181,438	178,361
Subscription receivable	(405)	(405)	—
Retained deficit	(27,315)	(1,042)	(4,855)
Accumulated other comprehensive income	21,057	21,511	10,318

Total shareholders’ equity	175,434	201,529	183,848

Total liabilities and shareholders’ equity	398,201	431,870	321,144

*	Note 1

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(In US$ ’000)

	For the 3 months ended
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007
GAAP Net income/(loss)	(26,273)	211	(2,254)
Stock based compensation	633	925	144
Changes in fair value of derivatives- REC contract	6,763	848	—
Changes in fair value of derivatives- Euro hedging	2,253	—	—

Non-GAAP Net income/(loss)	(16,624)	1,984	(2,110)

Non-GAAP Net income/(loss) per ADS
Basic	($0.42)	$0.05	($0.05)
Diluted	($0.42)	$0.05	($0.05)

Weighted average ADS outstanding
Basic	39,759,696	39,737,547	39,555,463
Diluted	39,759,696	40,392,139	39,555,463

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(In US$ ’000)

	For the Year Ended December 31
	2008	2007
GAAP Net income/(loss)	(22,461)	(5,573)
Stock based compensation	3,232	536
Changes in fair value of derivatives- REC contract	7,611	—
Changes in fair value of derivatives- Euro hedging	2,253	—

Non-GAAP Net income/(loss)	(9,365)	(5,037)

Non-GAAP Net income/(loss) per ADS
Basic	($0.24)	($0.16)
Diluted	($0.24)	($0.16)

Weighted average ADS outstanding
Basic	39,679,982	30,860,960
Diluted	39,679,982	30,860,960